TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORMX-17A-5, PART III
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2021

TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORMX-17A-5, PART III
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SEPTEMBER 30, 2021

CONTENTS







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 9/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Moody 615-372-1356

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert, LLP

(Name – *if individual, state last, first, middle name*)

222 2nd Avenue South, Ste 1240	Nashville	TN	37201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Martha S. Mason _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Taylor Securities, Inc. _____ , as

of September 30 _____ , 20 21 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Mattla S Mason
Signature

President
Title

This report **contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Taylor Securities, Inc. (the "Company") as of September 30, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information included in the Computation of Net Capital Rule Under Rule 15c3-1 of SEC has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matter

As discussed in Note 7, toward the end of December 2019, an outbreak of a novel strain of coronavirus ("COVID-19") emerged globally. During 2020 and 2021, there have been various mandates and/or requests from federal, state, and local authorities resulting in closures of non-essential businesses. Although it is not possible to reliably estimate the length or severity of this outbreak and, hence, its financial impact, any significant reduction in commissions and advisor fees caused by COVID-19 could negatively affect revenue and have other material adverse effects on the Company. Our opinion is not modified with respect to this matter.

Cherry Bekaert LLP

We have served as Taylor Securities, Inc.'s auditor since 2018.

Nashville, Tennessee
November 29, 2021

TAYLOR SECURITIES. INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2021

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$458,031
Deposit with clearing broker	25,139
Commissions receivable	280,085
TOTAL ASSETS	$763,255

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$400,093

STOCKHOLDERS' EQUITY

Common stock, $1 stated value; 2,000 shares authorized, 1,250 shares issued and outstanding	1,250
Additional paid-in capital	28,100
Retained earnings	333,812
TOTAL STOCKHOLDERS' EQUITY	363,162
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$763,255

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2021

REVENUES	
Commissions	$ 254,869
Registered investment advisor fees	1,362,662
TOTAL REVENUES	1,617,531
OPERATING EXPENSES	1,653,779
OPERATING LOSS	(36,248)
OTHER INCOME	464
LOSS BEFORE STATE INCOME TAXES	(35,784)
STATE INCOME TAX EXPENSE	-0-
NET LOSS	$ (35,784)

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2021

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE-SEPTEMBER 30, 2020	$ 1,250	$ 28,100	$ 369,596	$ 398,946
NET LOSS	-0-	-0-	(35,784)	(35,784)
BALANCE-SEPTEMBER 30, 2021	$ 1,250	$ 28,100	$ 333,812	$ 363,162

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from securities companies and investors	$	1,597,085
Cash paid to suppliers and employees		(1,345,029)
Other income received		461
NET CASH INCREASE IN OPERATING ACTIVITIES		252,517
NET INCREASE IN CASH AND CASH EQUIVALENTS		252,517
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR		205,514
CASH AND CASH EQUIVALENTS-END OF YEAR	$	458,031

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Loss	$	(35,784)
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in operating assets:		
Deposit with clearing broker		(3)
Commissions receivable		(20,446)
Increase in operating liabilities:		
Accounts payable and accrued expenses		308,750
TOTAL ADJUSTMENTS		288,301
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	252,517

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

NOTE 1 – NATURE OF OPERATIONS

Taylor Securities, Inc. (the "Company") is engaged in the securities business, primarily handling mutual fund, stock and bond trade transactions and providing investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at September 30, 2021.

Income taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Accordingly, all federal taxable income and losses pass through to the individual stockholders for inclusion in their personal income tax returns, and the Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax (cash method) bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2021

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company files income tax returns in the U.S. federal jurisdiction and the State of Tennessee. The Company's U.S. federal income tax returns for years prior to 2018 are no longer open to examination. The State of Tennessee has a statute of limitations of three years from the end of the year in which the return is filed.

Revenue Recognition

Commission income and related expenses from customers' securities transactions are recorded on a trade date basis. The Company provides investment advisory services on a daily basis. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided that period.

Revenue from contract with customers	
Commissions	$ 254,869
Registered Investment Advisor Fees	1,362,662
Total revenue from contracts with customers	$1,617,531

Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five -step model to (a) identify the contract(s)with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through and cleared by Raymond James and Associates, Inc. ("Raymond James") or written subscription agreements between investment companies and investors, with the Company acting as introducing broker dealer.

Registered investment advisor fees

Registered investment advisor fees are recognized as earned on a pro rata basis over the term of the contract.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between September 30, 2021 and November 29, 2021 the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may at times exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company also has an account with a broker-dealer that is the custodian of the Company's securities and a portion of its cash and is covered by the Securities Investor Protection Corporation ("SIPC"). SIPC protects each customer's accounts up to $500,000, limited to $250,000 on claims for cash. Accounts held by the broker-dealer are also covered through Lloyd's of London. Under this program, cash is covered up to $1,900,000 and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

NOTE 3- CONCENTRATION OF RISK (CONTINUED)

There are multiple business risks associated with operating the Company. It trades with a limited number of counter-parties which include institutional money managers, national broker-dealers, regional broker-dealers and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company as a result of changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counter-party may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

NOTE 4 - DEPOSIT WITH CLEARING BROKER

In connection with its correspondent clearing agreement with Raymond James, the Company has agreed to maintain a $25,000 deposit account with Raymond James. The deposit is held in a Raymond James money market fund and is returnable to the Company following termination of the correspondent clearing agreement within thirty days of the closing or the transfer of all of the Company's customers' accounts. Therefore, the deposit has been classified as a current asset, but is non-allowable, for the purpose of net capital computation per current Securities and Exchange Commission ("SEC") rules and regulations.

NOTE 5 - RELATED PARTY TRANSACTIONS

Accounts payable to stockholders for commissions and registered investment advisory fees totaled $82,704 at September 30, 2021.

Total salaries, bonuses and commissions included in the operating expenses that were paid to stockholders and other related parties amounted to $743,859 in 2021.

The stockholders of the Company are also stockholders of an affiliate that provides office space, management and administrative services to the Company. In addition to the amounts paid to stockholders and other related parties noted in the preceding paragraph, fees paid by the Company to the affiliate for services rendered amounted to $790,034 in 2021.

TAYLOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2021

NOTE 6 - CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the Maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2021, the Company had net capital, as defined, of $67,469, which was $17,469 in excess of its required net capital of $50,000. The Company's net capital ratio was 5.93 to 1.

NOTE 7 – UNCERTAINTY

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in the financial markets. The coronavirus outbreak and government responses are creating disruption to global supply chains and adversely impacting many industries. The outbreak has caused a material, adverse impact on the economic and market conditions. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material, adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company its performance, and its financial results.

NOTE 8 – CONTINGENCY

The Company is currently involved in an SEC examination for which the Company is fully complying. The examination is ongoing and relates to the Company's receipt of 12b-1 fees and the purchase of certain share classes on behalf of some clients. While the Company has recorded a liability of $301,368 for the remediation to certain clients of 12b-1 fees we received, the final amount of remediation is still undetermined.

SUPPLEMENTARY INFORMATION

TAYLOR SECURITIES, INC.

COMPUTATION OF NET CAPITAL

SEPTEMEBER 30, 2021

TOTAL STOCKHOLDERS' EQUITY	$ 363,162
LESS NONALLOWABLE ASSETS AND HAIRCUTS	
Raymond James restricted account	25,139
RIA fee commissions due	268,584
Haircuts – money market funds maintained with clearing broker at 2%	1,970
TOTAL NONALLOWABLE ASSETS AND HAIRCUTS	295,693
NET CAPITAL (AGREES TO COMPANY'S SEPTEMBER 30, 2021 UNAUDITED FOCUS REPORT-PART IIA)	$ 67,469
NET CAPITAL REQUIRED	$ 50,000
EXCESS CAPITAL	$ 17,469
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 400,093
TOTAL AGGREGATE INDEBTEDNESS	$ 400,093
NET CAPITAL LESS THE GREATER OF 10% OF TOTAL AGGREGATE INDEBTEDNESS OR 120% OF NET CAPITAL REQUIRED	$ 7,469
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	593.00

TAYLOR SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2021

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2021

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2021

The net capital computed on Page 16 and the Company's computation of net capital on its September 30, 2021 Focus Report-Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2021

Not applicable.

TAYLOR SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

SEPTEMBER 30, 2021

None.



Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Taylor Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
November 29, 2021

September 30, 2021

Mr. Tim Baxter
FINRA- District 5
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA. 70163-0802

Re: SEC Rule 15c3-3 Exemption Report

Dear Mr. Baxter;

Pursuant to new requirements with respect to SEC Rule 17a-5, Taylor Securities, Inc. claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule ("Introduces Accounts and Does Not Hold Customer Funds or Securities") as of and for the year ended September 30, 2021.

Taylor Securities, ,Inc. met the above-mentioned exemption provisions throughout the year ended September 30, 2021 without exception.



Martha S. Mason
President



Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Taylor Securities, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended September 30, 2021. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Taylor Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Nashville, Tennessee
November 29, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 9/30/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

36712 FINRA SEP
Taylor Securities, Inc
100 Winners Circle N
Suite 400
Brentwood, TN 37027

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 2,051

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,024)

4/28/2021
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 1,027

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,027

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Taylor Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of November, 20 21.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2020
and ending 9/30/2021

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,617,995

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   —

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities.   —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts.   —

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   248,181

(2) Revenues from commodity transactions.   —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   2,268

(4) Reimbursements for postage in connection with proxy solicitation.   —

(5) Net gain from securities in investment accounts.   —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

(8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):

   Interest   28

   (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

   Enter the greater of line (i) or (ii)   —

   Total deductions   250,477

2d. SIPC Net Operating Revenues $ 1,367,518

2e. General Assessment @ .0015 $ 2,051.28

(to page 1, line 2.A.)

2